

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

<u>Via Facsimile</u>
Mr. Ronald C. Edmonds
Controller
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

   **Re: The Dow Chemical Company
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed February 18, 2011
     Definitive Proxy Statement on Schedule 14A
     Filed March 25, 2011
     Form 8-K
     Filed April 28, 2011
     Form 10-Q for the Fiscal Quarter Ended March 31, 2011
     Filed May 4, 2011
     File No. 001-03433**

Dear Mr. Edmonds:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ John Cash

          John Cash
          Accounting Branch Chief